SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 2006

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

Change in Agent for Service in the United States

for Certain Registration Statements

Effective November 15, 2006, the agents for service in the United States designated by Allianz SE (formerly “Allianz Aktiengesellschaft”) under its Registration Statements on Form S-8 (File No. 333-13462), Form F-6 (File Nos. 333-12750 and 333-120891) and Form F-4 (File No. 333-128715) are hereby changed to Katherine H. Crocker, located at Allianz of America Corporation, 777 San Marin Drive, Novato, California 94998 (telephone number: 415-899-3055).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

ALLIANZ SE

By	/s/ Dr. Adrian Glaesner
	Name:	Dr. Adrian Glaesner
	Title:	Prokurist

By	/s/ Dr. Hans-Konrad Ress
	Name:	Dr. Hans-Konrad Ress
	Title:	Prokurist